Exhibit 99.60

Form 51-102F4

Business Acquisition Report

Incorporating Material by Reference

Certain information in this business acquisition report is incorporated by reference from the final short form prospectus of Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) dated August 26, 2020 (the “Prospectus”). The Prospectus may be accessed at www.sedar.com under the Company’s SEDAR profile.

Item 1  Identity of Company

1.1      Name and Address of Company

Enthusiast Gaming Holdings Inc.
90 Eglinton Avenue East
Toronto, Ontario
M4P 2Y3

1.2      Executive Officer

Alex Macdonald
Chief Financial Officer
416.623.9360

Item 2  Details of Acquisition

2.1      Nature of Business Acquired

On August 30, 2020, the Company acquired (the “Acquisition”) all of the issued and outstanding shares of Omnia Media Inc. (“Omnia”) from Blue Ant Media Solutions Inc. (“Blue Ant”) pursuant to a share purchase agreement dated August 6, 2020 (the “Purchase Agreement”).

Omnia’s principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its External Talent Network, its Owned & Operated Content, as well as through Direct Brand Sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

Additional information regarding Omnia can be found in the Prospectus at pages 10 to 12 under the heading “Omnia Media Inc.”, which information is specifically incorporated by reference herein.

2.2      Date of Acquisition

The closing date of the Acquisition was August 30, 2020.

2.3      Consideration

The consideration paid by the Company for the Acquisition was 18.25 million common shares in the capital of the Company (“Common Shares”), an aggregate cash payment of $11.0 million (the “Cash Consideration”), and a vendor-take-back note with a face value of $5.75 million.

The Cash Consideration was comprised of (i) a $9.1 million note issued to Blue Ant on closing of the Acquisition (the “Closing Note”) and payable as described below, (ii) $1,400,000 payable into escrow in order to fund any repayment of a paycheck protection program loan received by Omnia in connection with the ongoing COVID-19 pandemic, and (iii) $500,000 held back to satisfy customary working capital adjustments in accordance with the terms of the Purchase Agreement. The Closing Note was repaid in full on August 31, 2020. Enthusiast Gaming completed a public prospectus offering (the “Offering”) of 11.5 million Common Shares (the “Offered Shares”) at a price of $1.50 per Offered Share, for gross proceeds of $17.25 million, which includes the Offered Shares issued pursuant to the fully exercised over-allotment option. The net proceeds of the Offering were used to fund any portion of the Cash Consideration owed on or about closing of the Acquisition.

Additional information regarding the consideration paid for the Acquisition can be found in the Prospectus at pages 12 to 14 under the heading “The Acquisition”, and pages 24 to 28 under the heading “Use of Proceeds”, which information is specifically incorporated by reference herein.

2.4      Effect on Financial Position

The Acquisition is in keeping with the Company’s strategy to acquire business that it believes is a strategic fit within its business, including profitable video gaming and related digital media platforms providing valuable, relevant content for gaming enthusiasts.

The Company does not presently plan or propose to make any material changes in its strategy, either generally or with respect to Omnia, that would reasonably be expected to have a significant effect on the financial performance or financial position of the Company.

Further information on the business affairs, financial performance and financial position of the Company can be found in the Prospectus at pages 14 to 16 under the heading “The Acquisition – Rational for the Acquisition” to “The Acquisition – The Combined Business”, page 23 under the heading “Consolidated Capitalization”, and page 24 under the heading “Use of Proceeds”, which information is specifically incorporated by reference herein.

2.5      Prior Valuations

No valuation opinion was obtained within the last 12 months.

2.6      Parties to Transaction

The Acquisition was not with an “informed person”, “associate” or “affiliate” (as each term is defined in securities legislation) of the Company.

2.7      Date of Report

September 16, 2020.

Item 3 Financial Statements

For the purposes of this business acquisition report, in accordance with Section 8.4 of National Instrument 51-102 the following financial statements from the Prospectus are specifically incorporated by reference herein:

A.	Audited Annual Carve-out Financial Statements of New Omnia Media Gaming Corporation

(i)	Independent Auditors’ Report on the Carve-out Financial Statements as at and for the year ended August 31, 2019 as contained on pages A-4 to A-6 of the Prospectus;

(ii)	Carve-out Statements of Operations and Comprehensive Income (Loss) for the years ended August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited) as contained on page A-7 of the Prospectus;

(iii)	Carve-out Statements of Financial Position as at August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited) as contained on page A-8 of the Prospectus;

(iv)	Carve-out Statements of Net Investment for the years ended August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited) as contained on page A-9 of the Prospectus;

(v)	Carve-out Statements of Cash Flows for the years ended August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited) as contained on page A-10 of the Prospectus; and

(vi)	Notes to the Carve-out Financial Statements for the years ended August 31, 2019 (audited), 2018 (unaudited) and 2017 (unaudited) as contained on pages A-11 to A-36 of the Prospectus.

B.	Unaudited Interim Carve-out Financial Statements of New Omnia Media Gaming Corporation

(i)	Interim Condensed Carve-out Statements of Operations and Comprehensive Income (Loss) for the three and nine months ended May 31, 2020 and 2019 as contained on page A-38 of the Prospectus;

(ii)	Interim Condensed Carve-out Statements of Financial Position as at May 31, 2020 and August 31, 2019 as contained on page A-39 of the Prospectus;

(iii)	Interim Condensed Carve-out Statements of Net Investment for the nine months ended May 31, 2020 and 2019 as contained on page A-40 of the Prospectus;

(iv)	Interim Condensed Carve-out Statements of Cash Flows for the nine months ended May 31, 2020 and 2019 as contained on page A-41 of the Prospectus; and

(v)	Notes to the Interim Condensed Carve-out Financial Statements for the three and nine months ended May 31, 2020 as contained on pages A-42 to A-52 of the Prospectus.

C.	Unaudited pro forma consolidated financial statements of Enthusiast Gaming Holdings Inc.:

(i)	Pro Forma Consolidated Statement of Financial Position as at June 30, 2020 as contained on page B-4 of the Prospectus;

(ii)	Pro Forma Consolidated Interim Statement of Loss and Comprehensive Loss for the six months ended June 30, 2020 as contained on page B-5 of the Prospectus;

(iii)	Pro Forma Consolidated Statement of Loss and Comprehensive Loss for the year ended December 31, 2019 as contained on page B-6 of the Prospectus; and

(iv)	Notes to the Pro Forma Consolidated Financial Statements as contained on pages B-7 to B-11 of the Prospectus.

Cautionary Note Regarding Forward-Looking Information

This business acquisition report and the documents incorporated by reference in this business acquisition report contain certain forward-looking statements and forward-looking information (collectively referred to as “forward-looking information”) within the meaning of applicable Canadian and U.S. securities laws.

In addition to the cautionary statement below, with respect to forward-looking information contained in the documents incorporated by reference herein, readers should refer to “Cautionary Statement Regarding Forward-Looking Information” in the Prospectus, which is available electronically under the Company’s profile on SEDAR at www.sedar.com.

Forward-looking information may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “intends”, “may” and similar expressions. Forward-looking information in this business acquisition report include references to: the characteristics of the business, financial condition, results of operations and prospects of Enthusiast Gaming and Omnia and the anticipated benefits of the Acquisition; the anticipated effect of the Acquisition on the Company’s operations, financial condition, size, reach and overall strategy; the Company’s and Omnia’s growth strategy, opportunities and drivers and their ability to realize thereon, future acquisitions; the Company’s strategy; and the Company’s continued intentions with respect to Omnia.

The forward-looking information included in this business acquisition report is based on the Company’s current expectations, estimates, projections and assumptions. Such forward-looking information has been made by Enthusiast Gaming in light of information available at the time the statements were made and reflect Enthusiast Gaming’s experience and its perception of historical trends, including expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies (including the ability of Enthusiast Gaming to remove duplicative functions such as accounts in research, ad serving accounts, finance, reporting of third party contracts, banking and transaction fees, public relations fees, software licences, consolidation of accounts generally, payroll, and other benefits and savings through volume discounts, preferential rates as a result of increased scale and buying power and cost reductions on advertising technology services); that the user base of Enthusiast Gaming’s and Omnia’s distribution channels will continue to grow, the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; that success in the esports and media industry will continue to depend on expertise and premium content which has historically driven more advertising dollars; that major brands will increasingly gravitate towards advertising to the key 18-35 year old demographic through the esports and media industry, that this demographic will be one that continues to be important in the minds of advertisers and that Enthusiast Gaming will be able to increasingly target the major brands to advertise through its network; future capital expenditures to be made by the Company; views on the website properties and channels for the combined business following the Acquisition will be accretive (equalling at least the sum of Enthusiast Gaming and Omnia today), and that there will not be a drop in such views or the views in premium content future cash flows from operations; future sources of funding for the Company’s development program; the Company’s future debt levels; the effect of competition on the Company; and the Company’s ability to obtain future financing on acceptable terms.

Forward-looking information is not a guarantee of future performance and involves a number of associated risks and uncertainties, some that are similar to other companies in the same industry as the Company and some that are unique to Enthusiast Gaming. Actual results may differ materially from those expressed or implied by the forward-looking information included herein, and readers are cautioned not to place undue reliance on such forward-looking information. Although the Company believes that the expectations represented by such forward-looking information is reasonable, there can be no assurance that such expectations will prove to be correct and the Company makes no representation that actual results achieved will be the same, in whole or in part, as those set out in the forward-looking information. There are a number of risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward-looking information, including: risks relating to the COVID-19 outbreak; the Acquisition may not have the benefits currently anticipated by Enthusiast Gaming (including potential synergies); unforeseen difficulties in integrating Omnia’s operations with those of the Company; unforeseen liabilities associated with the assets of Omnia; operating and capital costs (including potential increases associated with integrating Omnia’s business); general economic, market and business conditions; competition for, among other things, capital, the acquisition of resources and skilled personnel; actions by governmental authorities, including changes in government regulation and taxation; the availability of capital on acceptable terms; risks arising from future acquisition activities; risks associated with establishing and maintaining systems of internal controls; additional indebtedness; volatility in the market price of the Common Shares; the effect that the issuance of additional securities by the Company could have on the market price of the Common Shares; failure to engage or retain key personnel; failure by counterparties to make payments or perform their operational or other obligations to the Company in compliance with the terms of contractual arrangements between the Company and such counterparties; failure for the esports and media market to continue to grow or attract advertisers, advertiser preferences changing away from premium content or the esports and media market generally; the failure of the direct-sales model to drive revenue; the ability to expand into new distribution channels or the failure of such channels to maintain or expand their user base; the combined business will be unable to sustain its growth or lose views; the ability to attract and retain new talent, and such talent’s ability to attract and retain viewers; and global financial conditions, including fluctuations in interest rates, foreign exchange rates and stock market volatility. Readers are cautioned that the foregoing list of important risks and uncertainties is not exhaustive. You should also carefully consider the matters discussed under “Risk Factors” in the Prospectus. Readers are also urged to refer to the heading “Risk Factors” in the Company’s Annual Information Form dated March 30, 2020 and the heading “Cautionary Statement Regarding Forward-Looking Information” in each of the Company’s Management’s Discussion and Analysis for the Year Ended December 31, 2019 and the Company’s Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2020, and to all other applicable risk factors described in other documents incorporated by reference herein for information respecting further important risks and uncertainties relating to the Company. Copies of these documents are available electronically under the Company’s profile on SEDAR at www.sedar.com.

The forward-looking information contained herein is made as of the date of this business acquisition report. Except as required by applicable securities law, the Company does not undertake any obligation to update publicly or otherwise revise any forward-looking information or the foregoing list of risks and assumptions affecting those statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing list of risk factors is not exhaustive. The forward-looking information and forward-looking information contained in this business acquisition report and the documents incorporated by reference herein are expressly qualified by this cautionary statement.